[redacted]

14046886

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
405

SEC FILE NUMBER
8- 45034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Daewoo Securities (America) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 31st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hee Kwon Kim — 212-407-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue, Suite 415	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hee Kwon Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Daewoo Securities (America) Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 20 14

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Daewoo Securities (America) Inc.:

We have audited the accompanying statement of financial condition of Daewoo Securities (America) Inc., (the Company), (a wholly owned subsidiary of Daewoo Securities Co., Ltd.,) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Daewoo Securities (America) Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

SEJONG LLP

Fort Lee, New Jersey
February 25, 2014

Daewoo Securities (America) Inc.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	1,870,039
Commissions receivable from Parent		139,835
Receivable from brokers, dealers and clearing organizations		142,306
Securities owned, at fair value		5,806,944
Property and equipment, at cost, less accumulated depreciation and amortization of $244,652		383,289
Other assets		228,346
Total assets	$	8,570,759

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	420,050
Total liabilities		420,050
Commitments		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		120
Additional paid-in capital		11,999,880
Accumulated deficit		(3,849,291)
Total stockholder's equity		8,150,709
Total liabilities and stockholder's equity	$	8,570,759

See accompanying notes to financial statements.

Daewoo Securities (America) Inc.
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2013

1. Description of Business

Daewoo Securities (America) Inc. (the "Company") was incorporated on July 7, 1992 under the laws of the State of New York to conduct securities business in the United States. The Company, a wholly owned subsidiary of Daewoo Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation (SIPC).

The Company changed its fiscal year from March 31 to December 31.

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutional investors in the U.S. investing in the emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, for which customers are institutions in Korea investing in the U.S. markets.

The Company has a clearing agreement with the Parent whereby the Parent clears Korean securities transactions for the Company and the Company's customers, and carries such accounts on a fully disclosed basis as the Parent's customers. The Company clears all U.S. securities transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. Summary of Significant Accounting Policies

(a) Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of deposits with clearing brokers.

(b) Securities Owned

Securities owned consist of money market funds and obligations of corporate debt securities, and are stated at fair value (see note 4). Investments in money market funds are stated at fair value as determined by the investment manager based on the fair value of the underlying securities. The fair value of corporate debt securities is determined based on pricing models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker and dealer quotes, credit spreads and new issue data.

(c) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measures using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(d) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line method over the lesser of the life of improvements or the remaining term of the related leases.

(e) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Deferred Rent Liability

Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expense and other liabilities in the accompanying statement of financial condition. The deferred rent liability amounted to approximately $130,000 as of December 31, 2013.

(g) Fair Value Measurements and Disclosures

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-l of the Securities and Exchange Commission. Such Rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2013, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $2,097,118, which exceeded the minimum net capital requirement by $1,997,118. The Company's percentage of aggregate indebtedness to net capital was 20.03% at December 31, 2013.

4. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820, *Fair Value Measurement*, establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's financial instruments carried at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total assets measured at fair value
Money market funds	$ 524,274	$ —	$ —	$ 524,274
Corporate debt securities	—	5,282,670	—	5,282,670
	$ 524,274	$ 5,282,670	$ —	$ 5,806,944

There were no transfers between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2013. There were no securities held by the Company which were categorized in Level 3 at December 31, 2013 or transferred out of Level 3 to Level 1 or Level 2 during the nine months ended December 31, 2013.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. Property and Equipment

Property and equipment, at cost, at December 31, 2013 are summarized as follows:

Furniture and fixtures	$ 108,544
Machine & equipment	68,766
Automobile	55,813
Leasehold improvements	394,818
	627,941
Less accumulated depreciation and amortization	(244,652)
	$ 383,289

6. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2013 are as follows:

Deferred tax assets (liabilities):	
Net operating loss carryforwards	1,715,779
Deferred rent	59,313
Bonus payable	61,965
Charitable contributions	920
Depreciation	(46,665)
Total gross deferred tax assets	1,791,312
Less valuation allowance	1,791,312
Net deferred tax assets	$ –

The net change in the valuation allowance for the nine months ended December 31, 2013 was an increase of approximately $274,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2013, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $3,787,000, which expire in various years through December 31, 2033. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $3,696,000 at December 31, 2013, which expire in various years through December 31, 2033.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and New York City are principally where the Company is subject to state and local income taxes.

The Company remains subject to examination for the nine months ended December 31, 2013 and for fiscal years ended March 31, 2013, 2012, and 2011 for the federal, states, and local jurisdictions.

7. Related Party Transactions

The Company executes its customers' orders for Korean securities transactions through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company. The Company also executes customers' orders for U.S. securities transactions received from the Parent. Related commissions receivable from the Parent amounted to approximately $140,000 as of December 31, 2013.

8. Commitments

As of December 31, 2013, the Company was obligated under noncancelable operating lease contracts for its office spaces, which expire through June 2022. The office leases contain rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease contracts as of December 31, 2013 are as follows:

Year ending December 31:	Amount
2014	$ 411,000
2015	309,000
2016	309,000
2017	325,000
2018	336,000
Thereafter	1,178,000
	$ 2,868,000

9. Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2013. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

10. Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2013. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

11. Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 25, 2014, the date at which the financial statements were available to be issued, and determined that there were no other items which required accounting for or disclosure in the statement of financial condition.